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Manuel Garciadiaz Pedro J. Bermeo manuel.garciadiaz@davispolk.com pedro.bermeo@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

October 27, 2021
Re:	Crescera Capital Acquisition Corp. Registration Statement on Form S-1 File No. 333-255382 Filed April 20, 2021

Ms. Katherine Wray

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Ms. Wray:

On behalf of Crescera Capital Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated May 17, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and three marked copies of Amendment No. 1 showing the changes to the Registration Statement submitted on April 20, 2021.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 1.

The Offering, page 12

1.	You state on page 15 and elsewhere that you are not registering the Class A ordinary shares issuable upon exercise of the warrants at this time. The registration fee table on the cover page of your registration statement, however, includes the Class A ordinary shares included as part of the warrants. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 16 to Amendment No. 1.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	October 27, 2021

2.	Given that a business combination requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company, disclose the number of public shares that would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 20, 23, 32, 50 and 118 of Amendment No. 1.

Risk Factors

We are not required to obtain an opinion from an independent investment banking firm..., page 54

3.	This risk factor indicates that if you complete your initial business combination with an affiliated entity or if your board of directors cannot independently determine the fair market value of the target business, you are required to obtain an opinion from an independent investment banking firm or a valuation or appraisal firm. Disclosure elsewhere in the filing, including for example on pages 102 and 103, states that, if you are considering an initial business combination with an affiliated entity or if your board of directors is not able to independently determine the fair market value of the target business, such transaction would be subject to approval by a majority of your independent and disinterested directors, with no mention of a third-party opinion. Please revise to clarify whether you are required to obtain an opinion from a third party firm in the event that you seek to complete a business combination with an affiliated entity or if your board is unable to determine the fair market value of a target business. In addition, to the extent you are required to obtain a fairness opinion if you enter into a business combination with an affiliated entity, please disclose whether such opinion will address whether the business combination is fair to your public shareholders from a financial point of view.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 28-29, 60, 67,110-111, 114, 141 and 163 of Amendment No. 1.

Principal Shareholders, page 134

4.	You disclose that your sponsor intends to transfer 25,000 founder shares to each of your three independent director nominees prior to the offering, but the beneficial ownership table reflects that these individuals will each own 25,000 shares only after the offering. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 142 and 145 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 137

5.	Please identify your officer who paid $25,000 to cover certain offering costs in exchange for 5,750,000 founder shares, which were subsequently transferred to your sponsor.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 145 of Amendment No. 1.

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Division of Corporation Finance U.S. Securities and Exchange Commission	3	October 27, 2021

Please do not hesitate to contact me at (212) 450-6095 or manuel.garciadiaz@davispolk.com or Pedro J. Bermeo at (212) 450-4091 or pedro.bermeo@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz	/s/ Pedro J. Bermeo

Manuel Garciadiaz	Pedro J. Bermeo

cc:	Felipe Samuel Argalji, Chief Executive Officer, Crescera Capital Acquisition Corp. Lisa Firenze, Glenn R. Pollner and Stephanie L. Leopold, Wilmer Cutler Pickering Hale & Dorr LLP